Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 05/27/2014	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT



14011220

1. State the name of the applicant: BOX Options Exchange LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   101 Arch Street, Suite 610, Boston, MA 02110
3. Provide the applicant's mailing address (if different):
4. Provide the applicant's business telephone and facsimile number:
   617-235-2235 (Telephone) 617-235-2253 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Lisa J. Fall (Name) President (Title) 617-235-2235 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Alanna Barton
   101 Arch Street, Suite 610
   Boston, MA 02110
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☒ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
   (a) Date (MM/DD/YY): 08/06/2010 (b) State/Country of formation: Delaware, USA
   (c) Statute under which applicant was organized:

2014 MAY 29 PM 3:26 RECEIVED

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 05/27/2014 (MM/DD/YY) BOX Options Exchange LLC (Name of applicant)

By: L J Fall (Signature) Lisa J. Fall, President (Printed Name and Title)

Subscribed and sworn before me this 27th day of May (Month), 2014 (Year) by Julie Ann McGoff (Notary Public)

My Commission expires 10/31/2019 County of Suffolk State of Massachusetts


JULIE ANN McGOFF
NOTARY PUBLIC
COMMONWEALTH OF MASSACHUSETTS

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.


BOX
OPTIONS EXCHANGE

RECEIVED
2014 MAY 29 PM 3:26
SEC / MR

COPY

May 27, 2014

Via FedEx

Mr. Christopher Grobbel
Division of Trading and Markets
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re: BOX Options Exchange LLC
Amendment No. 9 to Form 1

Dear Mr. Grobbel:

Enclosed for filing are an original and two copies of Amendment No. 9 to Form 1 (the "Amendment"). Specifically, BOX Exchange is filing a Form 1 amendment to Exhibit C to reflect the addition of Brenda Hoffman to the Directors of BOX Holdings Group LLC and BOX Market LLC.

Except as set forth above, neither the Form 1 nor any exhibits thereto are being changed by this Amendment No. 9.

Please do not hesitate to contact me if you have any questions.

Sincerely yours,

Lisa J. Fall
President

cc: Glen R. Openshaw, Esq.

Enclosures



BOX OPTIONS EXCHANGE

COPY

BOX OPTIONS EXCHANGE LLC

AMENDMENT No. 9
to
FORM 1 APPLICATION
and
EXHIBITS

The Form 1 application is hereby amended as set forth in this Amendment No. 9. The Form 1 application is not being modified in any respect other than to the extent set forth below.



BOX®
OPTIONS EXCHANGE

Amendment to:

Exhibit C

Request:

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. Name and address of organization.

2. Form of organization (e.g., association, corporation, partnership, etc.).

3. Name of state and statute citation under which organized. Date of incorporation in present form.

4. Brief description of nature and extent of affiliation.

5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.

6. A copy of the constitution.

7. A copy of the articles of incorporation or association including all amendments.

8. A copy of existing by-laws or corresponding rules or instruments.

9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.

10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.



BOX OPTIONS EXCHANGE

Exhibit C is hereby amended as set forth below. The Exhibit C is not being modified in any respect other than to the extent set forth below.

Amendment to Prior Response:

BOX Holdings Group LLC

9. Directors of BOX Holdings Group LLC
    - Peter J. Layton (Chairman), Chief Executive Officer, Tallgrass Group, LLC
    - Tom Kloet, Chief Executive Officer, TMX Group Inc.
    - Alain Miquelon, President and Chief Executive Officer, Montreal Exchange Inc.
    - Brenda Hoffman, Senior Vice President, Group Head of Information Technology, TMX Group Inc.
    - Milan Galik, Senior Vice President, Interactive Brokers Group, LLC
    - David M. Battan, Vice President and General Counsel, Interactive Brokers Group, LLC
    - William Easley (Vice Chairman), Managing Director, Aragon Solutions, Ltd.
    - Ryan Gould, Managing Director, Citigroup Inc.
    - James Masserio, Managing Director, Credit Suisse Group
    - Kenneth MacHarg, Managing Director, JP Morgan
    - Shiliang Tang, Managing Director, UBS Securities LLC
    - Chip Dempsey, Executive Director, Morgan Stanley & Co. Inc.
    - John C. Nagel, Director and Associate General Counsel, Citadel Investment Group

Committees:

Audit Committee:
- Tom Kloet
- David Battan
- Ryan Gould

Compensation Committee:
- Alain Miquelon
- Peter Layton
- Milan Galik

Executive Committee:
- Peter Layton
- David Battan
- William Easley
- Thomas Kloet



BOX OPTIONS EXCHANGE

- Tony McCormick
- Alain Miquelon

BOX Market LLC

9. Directors of BOX Holdings Group LLC
    - Peter J. Layton (Chairman), Chief Executive Officer, Tallgrass Group, LLC
    - Tom Kloet, Chief Executive Officer, TMX Group Inc.
    - Alain Miquelon, President and Chief Executive Officer, Montreal Exchange Inc.
    - Brenda Hoffman, Senior Vice President, Group Head of Information Technology, TMX Group Inc.
    - Milan Galik, Senior Vice President, Interactive Brokers Group, LLC
    - David M. Battan, Vice President and General Counsel, Interactive Brokers Group, LLC
    - William Easley (Vice Chairman), Managing Director, Aragon Solutions, Ltd.
    - Ryan Gould, Managing Director, Citigroup Inc.
    - James Masserio, Managing Director, Credit Suisse Group
    - Kenneth MacHarg, Managing Director, JP Morgan
    - Shiliang Tang, Managing Director, UBS Securities LLC
    - Chip Dempsey, Executive Director, Morgan Stanley & Co. Inc.
    - John C. Nagel, Director and Associate General Counsel, Citadel Investment Group

Committees:

Audit Committee:

- Tom Kloet
- David Battan
- Ryan Gould

Compensation Committee:

- Alain Miquelon
- Peter Layton
- Milan Galik

Executive Committee:

- Peter Layton
- David Battan
- William Easley
- Thomas Kloet
- Tony McCormick
- Alain Miquelon

FedEx® Express

Extremely Urgent

https://www.fedex.com/shipping/html/en/PrintIFrame.html

From: (617) 235-2234
Elizabeth Mahon
BOX Options Exchange LLC
101 Arch Street
Suite 610
Boston, MA 02110

Origin ID: LWMA



Ship Date: 27MAY14
ActWgt: 0.5 LB
CAD: 2505919/INET3490

Delivery Address Bar Code



SHIP TO: (202) 551-5777 BILL SENDER
Mr. Christopher Grobbel
U.S.Securities and Exchange Commiss
100 F Street N.E.

WASHINGTON, DC 20549

Ref # Admin Boston
Invoice #
PO #
Dept #

TRK# 7701 0359 0569
0201

SK YKNA





522G1/6203/F220

RT 725 4
0569
05.29
FZ



To: Grobbel, Christoph
Department: HQ/TM
Phone: 202.551.5491
Route: HQ-7a
Mail Stop: 7010
Building: SP1
Package Type:
Sender Name:



100192338408000205490077010359
0569
5/29/2014 9:52:04 AM

After printing this la... ...el to your laser or inkjet printer.
1. Use the 'Print' butto...
2. Fold the printed page ...ine.
3. Place label in shipping ...x it to your shipment so that the barcode portion of the label can be read and scanned.

Warning: Use only the printed original label for shipping. Using a photocopy of this label for shipping purposes is fraudulent and could result in additional billing charges, along with the cancellation of your FedEx account number.
Use of this system constitutes your agreement to the service conditions in the current FedEx Service Guide, available on fedex.com.FedEx will not be responsible for any claim in excess of $100 per package, whether the result of loss, damage, delay, non-delivery,misdelivery,or misinformation, unless you declare a higher value, pay an additional charge, document your actual loss and file a timely claim.Limitations found in the current FedEx Service Guide apply. Your right to recover from FedEx for any loss, including intrinsic value of the package, loss of sales, income interest, profit, attorney's fees, costs, and other forms of damage whether direct, incidental,consequential, or special is limited to the greater of $100 or the authorized declared value. Recovery cannot exceed actual documented loss.Maximum for items of extraordinary value is $1,000, e.g. jewelry, precious metals, negotiable instruments and other items listed in our ServiceGuide. Written claims must be filed within strict time limits, see current FedEx Service Guide.